China Internet Nationwide Financial Services Inc. Signs a RMB 100 Million Revolving

Factoring Credit Facility with CNBM Technology Corporation Limited

BEIJING, September 13, 2018 - China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory services provider and financial technology company today announced that that its wholly owned subsidiary Fu Hui (Xiamen) Commercial Factoring Co., Ltd. (“Fu Hui”), signed a revolving factoring credit facility (the “Facility”) agreement with CNBM Technology Corporation Limited (“CNBMTC”), a subsidiary of China National Building Materials Group Co., Ltd., which is in turn owned by China National Building Materials & Equipment Import and Export Corporation.

The Facility has a one-year initial term and allows CNBMTC to receive a RMB 100 million (~ $15 million) revolving factoring credit line from CIFS. The Facility has multiple-year extension options and it is backed by CNBMTC’s accounts receivable.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “The agreement with CNBMTC marks the expansion of our factoring services beyond the healthcare/pharmaceutical segment. Thus far this year, we have signed several factoring credit facilities totaling over RMB 500 million (~ $75 million). Our factoring business is expected to generate approximately 25% of total revenue for CIFS in 2018 and will contribute significantly to our financial performance going forward.”

About CNMB Technology Corporation Limited

CNMBTC was established in 2005 and is a subsidiary of China National Building Materials & Equipment Import and Export Corporation. CNMBTC provides clients with safe, reliable, high quality, and easy to expand industry solutions to meet their different needs of information construction and information management. It serves clients in government, finance, internet, education, manufacturing, energy, transportation and other segments. (for more information visit: http://www.cnbmtech.com/gsjs.html).

About China National Building Materials & Equipment Import and Export Corporation

China National Building Materials & Equipment Import and Export Corporation is a wholly-owned subsidiary of the China National Building Material Group Company Limited (the ‘Group’), which is one of the top Fortune 500 companies under SASAC. Incorporated in Beijing in 1985, the Company provides bulk commodity full industrial chain services, international resource integration and comprehensive project design services, internationally advanced technology equipment trade services, big data intelligent manufacturing and the intelligent internet of things cloud services. It is committed to becoming a comprehensive service provider with global influence. (for more information visit: http://www.cbmie.com/mcms-eng/html/1/160/164/index.html).

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a wholly owned subsidiary of CIFS focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China. For more information about the CIFS and Anytrust, please visit www.cifsp.com or www.anytrust.cn.

For more information contact:

Investor Relations (China) China Internet Nationwide Financial Services, Inc. ir@cifsp.com +1 212 220-6998	Investor Relations Service (US) Lena Cati: ir.us@cifsp.com +1 212 836-9611

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.